EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
(000's except for per share data)
(UNAUDITED)

(000's, except per share data	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
Net Income	**$1,266**	$1,497	**$5,676**	$5,512
Less: Dividend Requirements on Preferred Stock	**59**	59	**176**	177
Net Income Applicable to Common Stock	**$1,207**	$1,438	**$5,500**	$5,335
Average Number of Common Shares Outstanding – Basic	**5,514,611**	4,758,295	**5,504,582**	4,750,203
Dilutive Effect of Stock Options and Restricted Stock	**14,822**	25,347	**14,798**	20,266
Average Number of Common Shares Outstanding – Diluted	**5,529,433**	4,783,642	**5,519,380**	4,770,469
Earnings Per Share – Basic	**$0.22**	$0.30	**$1.00**	$1.12
Earnings Per Share – Diluted	**$0.22**	$0.30	**$1.00**	$1.12